

July 24, 2009

<u>Via U.S. Mail</u>

Roman Livson
Chief Financial Officer
Sunrise Energy Resources, Inc.
570 7th Avenue
New York, NY 10018

   Re: Sunrise Energy Resources, Inc.
     Preliminary Information Statement on Schedule 14C
     Filed July 1, 2009
     File No. 1-11248

Dear Mr. Livson:

  We have limited our review of your filing to the issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Information Statement on Schedule 14C</u>

<u>General</u>

1. It appears that the disposal of your operating subsidiaries to settle convertible debenture notes will require you to provide all the applicable disclosure from Item 14 of Schedule 14A. In that regard, please refer to Item 14(a) of Schedule 14A. In the comments that follow below, we identify several items that you omit, but please carefully review Item 14 to ensure that your disclosure is complete.

2.   Provide a summary term sheet, as required by paragraph (b)(1) of Item 14 of Schedule 14A and Item 1001 of Regulation M-A.   Note that the summary term sheet should begin on the first or second page of your Information Statement. Among the material matters to be described in the summary term sheet:

- clearly state whether the "Transaction" as defined in the Information Statement, will result in a transfer of all assets and a discontinuance of all operations of the Company . If the Company will retain any assets or continue any operations, describe such assets and operations; and

- state the Company's plans upon completion of the Transaction. In this regard, we note the disclosure under "Market Risk" on page 9 of your Form 10-K for the Fiscal Year Ended December 31, 2008.

3.   Provide contact information and a brief description of the business conducted by Millington Solutions LLC, as required by paragraphs (b)(2) and (b)(3) of Item 14 of Schedule 14A.

4.   Pursuant to paragraph (b)(7) of Item 14 of Schedule 14A, provide the information required by Item 1005(b) of Regulation M-A for all past contacts, transactions, or negotiations during the past two years between the Company and Millington Solutions LLC (including any affiliates of each). Otherwise, confirm that all such information has been disclosed as required, and tell us in what filings such disclosure is located.

5.   We note the incorporation by reference of your Form 10-K for the Fiscal Year Ended December 31, 2008 into your Information Statement. We further note the disclosure under Company Overview in the Form 10-K regarding the March 11, 2009 letter from your geologists, Netherland, Sewell & Associates, Inc. which stated, among other things, that there were no proved reserves in Karaikozovsk field as of December 31, 2008. As the absence of proved reserves factored into the key reasons that "management . . . determined to accept the proposal of Millington Solutions LLC", please include in your Information Statement the information required by paragraph (b)(6) of Item 14 of Schedule 14A with respect to Netherland, Sewell & Associates, Inc., including all disclosure required by Item 1015(b) of Regulation M-A.

6.   In addition, we note that the March 11, 2009 letter from Netherland, Sewell & Associates, Inc. is attached as Exhibit 16.1 to the Form 8-K dated March 16, 2009. Include this Form 8-K under "Documents Incorporated by Reference" in your Information Statement, or tell us why you omit it from the list.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tracey L. McNeil at (202) 551-3392, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

H. Roger Schwall
Assistant Director